Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP
51 WEST 52ND STREET
NEW YORK, NEW YORK 10019-6142

October 27, 2017

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated June 30, 2017 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated June 30, 2017 contained in the Company’s Registration Statement (No. 333-218604-02) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
Digital Barrier Notes due April 30, 2019	October 20, 2017	T1125
Digital Barrier Notes due April 30, 2019	October 20, 2017	T1126
Absolute Return Barrier Securities due October 28, 2019	October 20, 2017	T1127
Absolute Return Barrier Securities due October 28, 2019	October 20, 2017	T1128
Digital Barrier Notes due October 27, 2023	October 20, 2017	T1129
Digital Barrier Notes due October 27, 2023	October 20, 2017	T1130
Capped Trigger GEARS	October 24, 2017	T1136
7% per annum Contingent Coupon Callable Yield Notes due October 27, 2020	October 20, 2017	U2327
8.50% per annum Contingent Coupon Callable Yield Notes due October 27, 2020	October 20, 2017	U2328
10.00% per annum Contingent Coupon Callable Yield Notes due October 27, 2020	October 20, 2017	U2329

12% per annum Contingent Coupon Callable Yield Notes due October 27, 2020	October 25, 2017	U2330/A
6.69% per annum Contingent Coupon Autocallable Yield Notes due April 27, 2020	October 24, 2017	U2365